

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

November 24, 2009

<u>VIA U.S. MAIL and FACSIMILE</u>

Mr. Ronald L. Rubin
Chief Financial Officer
Home Diagnostics, Inc.
2400 NW 55th Court
Fort Lauderdale, Florida 33309

      RE: **Home Diagnostics, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed March 12, 2009
             File No. 001-33027

Dear Mr. Rubin:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year December 31, 2008

Notes to Consolidated Financial Statements, page 49

Summary of Significant Accounting Policies, page 49

Goodwill, page 50

1. We note your disclosure that the test for goodwill impairment requires significant estimates and judgment about future performance, cash flows and fair value. Regarding your impairment analysis of goodwill, and in the interest of providing readers with a better insight into management's judgments into accounting for goodwill and intangible assets, please tell us and consider disclosing the following in future filings:

    ·   The cash generating unit level at which you test goodwill for impairment and your basis for that determination.
    ·   Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.
    ·   How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).
    ·   Tell us, when you are evaluating your individual reporting units for impairment, how you validate the reasonableness of the fair values determined. For example, tell us whether you received quoted market prices in active markets to validate the results in a discounted cash flow projection. In this regard, we note that FASB ASC 350-20-35 (paragraph 23 of SFAS 142) indicates that quoted market prices in active markets are the best evidence and should be used if available.
    ·   A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.
    ·   If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Segment Reporting, page 55

2. We note that you have determined that the Company operates in one segment. In future filings, please revise your disclosure to include all the entity-wide disclosures required by paragraph 280-10-50-38 of FASB Accounting Standards Codification.

Item 11. Executive Compensation, page 72

3. We refer to your disclosure under the caption "Compensation Review Process and Role of Market Data" on page 17 of the proxy statement that you have incorporated by reference into your Form 10-K. We note that your consultant uses peer group data. In future filings, identify the companies in the peer group.

4. Under the caption "Base Salaries" on page 18, we note the references to the "benchmarked" base salary of your chief executive officer and to your named executive officers' compensation relative to "the market data and … to other executives." In future filings, include an analysis of where compensation of your named executive officers fell compared to the level or range. If any of your named executive officers are compensated at levels that are materially different from the targeted level or range of, please also provide discussion and analysis as to why.

5. In future filings, replace vague disclosure with meaningful information of how base salary compensation amounts for each named executive officer were set. We note, for example, that you refer to "performance;" however, you do not explain how the factor impacted the base salary decision.

6. We refer to your disclosure under the caption "Long-Term Incentives" on page 19 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal, if any, discussion and analysis as to how the annual stock option grants were determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

Certifications, Exhibit 31

7. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Refer to Item 601 (31) of Regulation S-K

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3640 if you have questions regarding comments on the financial statements. Please contact Tom Jones at (202) 551-3602 or Daniel Morris at (202) 551-3314 if you have questions on any other comments.

Sincerely,

Julie Sherman
Reviewing Accountant